Pricing Supplement dated January 11, 2005
(To Prospectus dated January 16, 2004 and
Prospectus Supplement dated January 16, 2004)

Rule 424(b) (3)
File No.333-111504

PACCAR FINANCIAL CORP.

Medium-Term Notes - Floating Rate
CUSIP# 69371RWU6

We are hereby offering to sell Notes having the terms specified below to you with the assistance of:

☐ Citigroup Global Markets Inc.
☒ Barclays Capital Inc.
☐ BNP Paribas Securities Corp.
☐ McDonald Investments Inc.
☐ Wells Fargo Brokerage Services, LLC
Other: _____;
acting as ☒ principal ☐ agent

at: ☒ varying prices related to prevailing market prices at the time of resale ☐ a fixed initial public offering price of __% of the Principal Amount.

Principal Amount $100,000,000:	Original Issue Date:	January 14, 2005
Agent's Discount or Commission: 0.20%	Maturity Date:	January 16, 2007
Net Proceeds to Company: $99,800,000	Interest Payment Date(s):	Quarterly on the 14th or next business day of January, April, July and October via modified following business day convention, commencing April 14, 2005

Calculation Agent:

Interest Calculation:

  ☒ Regular Floating Rate Note   ☐ Floating Rate/Fixed Rate Note
  ☐ Inverse Floating Rate Note   Fixed Rate Commencement Date:
     Fixed Interest Rate: Fixed Interest Rate:
  ☐   Other Floating Rate Note (see attached)

Initial Interest Rate: To be determined
Initial Interest Reset Date: April 14, 2005
Interest Reset Date(s): Quarterly on the 14th or next business day of January, April, July and October via modified following business day convention.

Interest Rate Basis:

☐ CD Rate	☐ Federal Funds Rate	☐ Prime Rate
☐ Commercial Paper Rate	☒ LIBOR	☐ Treasury Rate
☐ CMT Rate	Designated LIBOR Page:	☐ Other (see attached)

    ☐ CMT Telerate Page 7051   ☐ LIBOR Reuters Page
    ☐ CMT Telerate Page 7052   ☒ LIBOR Telerate Page 3750
    If CMT Telerate Page 7052: LIBOR Currency: USD
        ☐ Weekly Average
        ☐ Monthly Average

Index Maturity: 3 Month LIBOR
Spread (+/-): -0.08%
Spread Multiplier: N/A
Maximum Interest Rate: N/A
Minimum Interest Rate: N/A

Day Count Convention:
      ☐ 30/360 for the period from   to   .
      ☒ Actual/360 for the period from January 14, 2005 to January 16, 2007.
      ☐ Actual/Actual for the period from   to   .

Redemption:
      ☒ The Notes may not be redeemed prior to the Maturity Date.
      ☐ The Notes may be redeemed at the option of the Company prior to Maturity Date.
          Initial Redemption Date:
          Initial Redemption Percentage: ___ %
          Annual Redemption Percentage Reduction: ___ % until Redemption Percentage is 100% of the Principal
          Amount.
      ☐ The Notes shall be redeemed by the Company prior to the Maturity Date (see attached).

Repayment:
      ☒ The Notes may not be repaid prior to the Maturity Date.
      ☐ The Notes may be repaid prior to the Maturity Date at the option of the holder of the Notes.
          Optional Repayment Date(s):

Currency:
      Specified Currency: <u>USD </u>(If other than U.S. dollars see attached)
      Minimum Denominations: _____ (Applicable only if Specified Currency is other than U.S. dollars)
      Exchange Rate Agent: _____ (Applicable only if Specified Currency is other than U.S. dollars)

If Discount Note, check ☐
   Issue Price: ___%

Form: ☒ Book-Entry   ☐ Certificated

Other Provisions: